March 20, 2008
VIA COURIER
Kathleen Collins
Division of Corporation Finance
United States Securities and Exchange Commission
One Station Place
100 F Street, NE
Washington, DC 20549-4561
Re:	Corel Corporation Form 10-K for the Year Ended November 30, 2007 Filed February 8, 2008 File no. 000-20562
Dear Ms. Collins:
     This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff on March 6, 2008 (the “Comment Letter”) regarding the above referenced Form 10-K of Corel Corporation (the “Registrant”) filed on February 8, 2008 (“the filing”).
     Set forth below are responses to the Staff’s comments numbered 1 through 7, as set forth in the Comment Letter.
1.	We note your disclosures on page 17 where you indicate that some of your agreements with customers and distributors, including OEMs and online services companies, require you to indemnify these parties for third-party intellectual property infringement claims, and many of these indemnification obligations are not subject to monetary limits. Tell us how you considered the requirements of Item 303(a)(4)(ii)(A) and paragraph 5 of FSP FIN 45-3 in concluding that these indemnification agreements do not qualify as off-balance sheet arrangements.
At the time of the filing, we believed the disclosure on pages 17 and 95 was sufficient disclosure for those indemnifications entered into in the ordinary course of business. However, upon receiving the Staff’s comment and further reviewing the requirements of FSP FIN 45-3, we agree that additional disclosure regarding our indemnification agreements would be beneficial.
We propose to revise our filing under the “Off-Balance Sheet Arrangements” section as outlined in Appendix 1 (see attached).
2.	We note that your audit report was signed by an audit firm based in Ottawa, Canada. Please tell us whether the Company qualifies as a foreign private issuer. If not, then please tell us how you concluded that it is appropriate to have an audit report issued by an auditor licensed outside of the United States. In accordance with Article 2 of Regulation S-X, we believe that the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States. Further guidance may be found in Section 5.K of “International Reporting and Disclosure Issues in the

Division of Corporation Finance” on the commission’s website at: http://www.sec.gov/divisions/corpfin/internalt/cfirdissues1104.htm#P44269217. Please tell (1) where the majority of your revenues are earned; (2) where the majority of your assets are located, (3) where your management and accounting records are located and (4) where the majority of the audit work is conducted. We may have further comments.
The Company respectfully advises that it is a “foreign private issuer” as defined in Rule 3b-4 of the Securities Exchange Act of 1934 because the Company is a corporation organized under the Canada Business Corporations Act with more than 50% of the Company voting securities directly or indirectly held of record by non-United States residents. As at the date of the filing, in excess of 70% of our voting securities were held directly by Non-United States residents.
3.	We note from your disclosures that revenue from software and software-related arrangements involving multiple elements is allocated to each element based on VSOE of fair value and that VSOE is based on the associated price when the elements are sold separately. Please describe the process you use to evaluate the various factors that effect your VSOE such as customer type, purchase volume, duration of arrangement, etc. Further, address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value and tell us how you considered paragraphs 10 and 57 of SOP 97-2 in accounting for such arrangements.
The Company maintains a price list for elements generally included in multiple elements arrangements. This price list differentiates per element prices based on geographic regions, customer types, volumes and duration of arrangements. More specifically, separate price lists are established by:
•	geographic regions: North America, Latin America, Japan, ANSEACK (Australia, New Zealand, South east Asia), UK, Eastern Europe & Middle East and Africa, GAS (Germany, Austria and Switzerland), Nordics and Baltics, Russia and South Africa
•	customer types: distributor, reseller, E-Store, direct to end user and OEMs
•	license volume tiers (average approximately 8-10 tiers from 1 to a maximum of 500,000 seats)
Maintenance is typically the only undelivered element of multiple element arrangements and is only offered in one or two year durations and is set as a percentage of the underlying license price. Typically, sales are in line with the price lists and product managers are involved in the exception approval process. All pricing exceptions are approved by the appropriate level of management. Because they possess the most knowledge among our employees about specific products and relevant historical transactions product management also review and update the price lists on a monthly basis in order to incorporate required changes in future price lists. Consequently our price lists reflect historical information, and inherently are affected by the current market conditions. Typically, the price of a particular software product does not change from month-to-month, except as it nears the end of its lifecycle (i.e. after 12-24 months) This is consistent with paragraphs 10 and 57 where VSOE is the price charged when the same element is sold separately or renewed.
Consistent with the residual method in SOP 98-9, when the VSOE of fair value does not exist for all elements, we allocate and defer revenue for the undelivered elements based on fair value of undelivered elements and recognize the difference between total arrangement fee and the amount deferred for the undelivered elements as license revenue.
4.	We note that for certain OEM arrangements where PCS is granted for a period greater than one year, revenue is recognized ratably over the shorter of the contractual PCS period or the estimated life of the product. Please explain further the terms of these arrangements. Tell us whether you offer PCS on all OEM license sales and if so, tell us how these arrangements differ from your typical OEM arrangements whereby revenue is recognized based on the evidence of products sold by the OEM to the end customer or to the OEM’s sales channel partners. Tell us whether the PCS services are provided to the OEM or their end-user customer and tell us when the service period begins (i.e. upon delivery of the license to the OEM or upon sale to the end customer). Further tell us what literature you are relying upon in recognizing revenue for these arrangements over the shorter of the contractual PCS period or the estimated life of the product.
PCS is typically not provided in the Company’s OEM arrangements. However, where PCS is provided, in all but 2 circumstances, it covers a period of less than one year and is limited to telephone and email support without upgrade rights. In such arrangements, the Company applies the guidance of paragraph 59 of SOP 97-2 and PCS revenue is recognized together with the initial licensing fee on delivery of the software, as all of the following conditions are met:
a.	The PCS fee is included with the initial licensing fee.
b.	The PCS included with the initial license is for one year or less.
c.	The estimated cost of providing PCS during the arrangement is insignificant.
d.	Unspecified upgrades/enhancements offered during PCS arrangements historically have been and are expected to continue to be minimal and infrequent.
The Company respectfully notes that there are two OEM customers who have rights to PCS that extend beyond one year. For one of the contracts, the OEM customer has unlimited license rights and PCS for a fixed fee. Because the Company does not have VSOE on the PCS, as uncertainty exists surrounding the number of licenses, the revenue of the entire arrangement is recognized ratably over the contractual term of the agreement in accordance with paragraph 58 of SOP 97-2. For the second contract, the OEM customer has rights to minor functionality enhancements over the period of the arrangement. Because the Company does not have VSOE on the right to minor functionality enhancements, the revenue of the entire arrangement is recognized ratably over the contractual term of the agreement in accordance with paragraph 58 of SOP 97-2. The Company does not consider the revenues associated with these arrangements to be material to the total revenue in Corel’s consolidated financial statements. As at the date of the filing, these two arrangements had resulted in deferred revenue balances of approximately $96,000 and $106,000 USD respectively, less than one per cent of the total deferred revenue balance of the Company. The Company respectfully advises that it has never experienced a situation whereby the PCS period exceeds the estimated life of the product.
Furthermore, PCS is not generally offered to OEM end user customers. However, in circumstances where PCS is provided to end users, it is for a period of less than a year and starts on the date of sale from OEM to the end user. It is limited to telephone and email support without upgrade rights. In such arrangements, PCS is recognized together with the initial licensing fee on delivery of the software as all of the conditions of paragraph 59 of SOP 97-2 are met.
5.	Provide us with your volatility calculation based on the blended rate of the Company’s own stock price and the US Dow Jones Software and Computer Sciences Index for fiscal years 2005, 2006 and 2007 as well as those assumptions used to determine the fair value of the options issued in the InterVideo acquisition.
As we became a public company effective April 2006 we followed the guidance of SAB 107, which allows us to base our estimates of expected volatility on the historical, expected or implied volatility of similar companies whose stock or options process are publicly available. Therefore, we have utilized an industry sector index volatility, which we blended with our stock’s volatility.
We blend our own stock volatility with the US Dow Jones and Computer Software and Computer Services Index (“DJUSSV”) as shown below. Prior to the second quarter of fiscal 2007, we did not use our own volatility in the blended calculation as we had been a public company for less then one year.
Our volatility calculations are at a point of time, so the volatility will vary from one grant issuance to the next. The table below presents the three quarters in fiscal 2007 where we calculated a blended volatility.

Fiscal Year	Corel Volatility	DJUSSV Volatility (84 months)	Blended Volatility

2005	N/A (see A below)	39.18	39.18

2006	N/A (see B below)	36.13	36.13

2007 — Q1	N/A (see B below)	34.20	34.20

2007 — Q2	36.89	30.84	31.70 (see C below)

2007 — Q3	32.19	29.99	30.39 (see C below)

2007 — Q4	29.32	28.17	28.46 (see C below)

2007 — Weighted average			31.25 (see D below)

N/A not applicable
A)	We were not a public company in fiscal 2005.
B)	As the Company became a public company in April 2006, there was insufficient history to use Corel Volatility in our volatility calculations.
C)	We have and will continue to blend volatility based on the ratio of the number of months we have been a public company over the expected life of the option at the time the option is granted. For example, as of May 31, 2007, we had 12 months of data for volatility of Corel stock, and we blended the volatilities at a ratio of 14% to 86%. The 14% ratio is based on 12 months over 84 months. As time progresses a higher percentage of the blended volatility will be based on Corel’s stock volatility. The Company will cease to use a blended volatility once it has been a public company for greater than the expected life of the option and use only the Company’s volatility from that point forward.
D)	The reported volatility for fiscal 2007 was a weighted average of the quarterly volatilities based on the number of grants that had been issued in each respective period.
In response to the Staff’s comment, we will make additional disclosure in our first quarter 10-Q for fiscal 2008, to clarify the fact that we started blending volatilities once we had been a public company for more than one year.
The Company respectfully advises that the assumptions used to determine the fair value of the options issued in the InterVideo acquisition are disclosed on pages 84 and 85 of our 10-K filing under note 8, “Acquisitions”.
6.	We note your statement that ‘management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.” Please revise to state clearly, if true, your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.
In response to the Staff’s comment, the Company has revised its disclosure on page 107 (see attached Appendix 2).

7.	We note your record revenues net of product returns and rebates and that you also maintain an allowance for doubtful accounts for estimated losses resulting from a customer’s inability to make payments. Tell us how you considered Item 5-04(a)(2) of Regulation S-X as it relates to disclosing a schedule of valuation and qualifying accounts for each of the valuation accounts.
In response to the Staff’s comment, please refer to Schedule 99.1 accompanying the Company’s filing.

As requested in the Staff’s letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We believe that these changes are responsive to the Staff’s foregoing comments. We intend to file a 10-K/A upon confirmation that the Commission is satisfied with our proposed amendments to items 1 and 6. If the Staff has any questions on any of the information set forth herein, please telephone the undersigned at (613) 728-0826 extension 1953.
Sincerely,
/s/ Douglas McCollam

Douglas McCollam
Chief Financial Officer

APPENDIX 1
Off-Balance Sheet Arrangements
~~As of November 30, 2007 and 2006, we had no off balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K.~~ In certain agreements with customers and distributors, including OEMs and online services companies, we provide indemnifications for third-party intellectual property infringement claims, and many of these indemnification obligations are not subject to monetary limits. We evaluate estimated losses for such indemnifications under SFAS No. 5, Accounting for Contingencies, as interpreted by Financial Accounting Standards Board (“FASB”) Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. We consider factors such as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. To date, we have not encountered material costs as a result of such obligations and have not accrued any material liabilities related to such indemnifications in our financial statements.

APPENDIX 2

ITEM 9A.	CONTROLS AND PROCEDURES
     Evaluation of Disclosure Controls and Procedures. We maintain “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) under the Exchange Act, that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.
     Based on their evaluation as of the end of the period covered by this Annual Report on Form 10-K, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective at the reasonable assurance level.
     Management’s Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     We assessed the effectiveness of our internal control over financial reporting as of November 30, 2007. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework. Based on our assessment using those criteria, we concluded that our internal control over financial reporting was effective as of November 30, 2007.
     The effectiveness of the Company’s internal control over financial reporting as of November 30, 2007, has been audited by PricewaterhouseCoopers LLP, our independent auditors, as stated in their report which appears in Item 8 of this Annual Report on Form 10-K.
     Changes in Internal Control over Financial Reporting. We acquired InterVideo on December 12, 2006 and contemporaneously with the closing of the acquisition commenced the integration of the InterVideo business with ours. This included implementation of a number internal controls related to InterVideo operations and migrating InterVideo processes to our processes. More specifically the following controls were implemented:
•	Migration from InterVideo financial reporting system to our financial reporting system
•	Additional review and sign-offs of subsidiary workbooks
•	Hired additional staff to ensure adequate oversight of financial functions
     During the year we also implemented a number of internal controls around our tax provision preparation processes. This included the hiring of additional staff to ensure adequate segregation between preparation and review of our tax provisions.
     There were no changes in our internal control over financial reporting that occurred during the fourth quarter of fiscal year 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.